Exhibit 12.1
NATIONAL HEALTH INVESTORS, INC.
STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)
(unaudited)

	Year Ended
	2017	2016	2015	2014	2013
Earnings
Income from continuing operations before adjustment for income or loss from equity investees	$159,365	$153,930	$152,081	$103,123	$79,174
Add: State franchise taxes based on gross receipts	124	244	124	133	132
Add: Fixed charges	46,251	43,657	37,986	26,948	9,607
Add: Amortization of capitalized interest	195	98	46	26	10
Subtract: Preferred stock dividends	—	—	—	—	—
Subtract: Interest capitalized	(510)	(549)	(576)	(378)	(208)
Total Earnings	$205,425	$197,380	$189,661	$129,852	$88,715

Fixed Charges
Interest expense	$42,149	$39,594	$34,216	$23,302	$8,523
Interest capitalized	510	549	357	576	378
Amortization of costs related to indebtedness	3,592	3,514	3,413	3,070	706
Total Fixed Charges	46,251	43,657	37,986	26,948	9,607
Preferred Stock Dividends(1)	—	—	—	—	—
Combined Fixed Charges and Preferred Stock Dividends	$46,251	$43,657	$37,986	$26,948	$9,607

Ratio of Earnings to Fixed Charges	4.44	4.52	4.99	4.82	9.23

(1) There was no preferred stock outstanding for any of the periods presented.